

January 21, 2010

Room 4631

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

> **Re: Johnson Controls, Inc.**
> **Form 10-K for Year Ended September 30, 2009**
> **File No. 001-05097**

Dear Mr. McDonald:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document, in future filings, in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Fiscal Year 2009 Compared to Fiscal Year 2008, page 21

1. You disclose that your North America unitary products segment income was impacted by an equity investment impairment charge of $152 million and incremental warranty charges of $105 million during 2009. With regard to the equity method investment, please disclose, in future filings, the remaining balance you have recorded for this investment and whether or not you anticipate further

impairment of this investment. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is "not reasonably likely to occur."

With regard to the incremental warranty charges, please tell us and disclose, in future filings, the events and circumstances surrounding this incremental fourth quarter charge as well as quantify how much of the incremental charge related to the product issue and how much was an adjustment to the pre-existing warranty accrual. Your disclosure should address the product issue, whether or not the issue was resolved and quantify any anticipate further adjustments to your reserve related to this issue. With regard to the portion of the charge that related to pre-existing warranties, we note that your disclosure on page 39 states that your warranty costs have historically been within calculated estimates which appears inconsistent with an incremental warranty adjustment. Please ensure that your critical accounting policy for warranty accruals discusses your accrual process, historical experience and the factors that would result in an adjustment like the one you recorded in the fourth quarter.

Note 1. Summary of Significant Accounting Policies, page 51

2. You state that the results for 2009 include an out of period adjustment of $62 million made in the first and second quarters of fiscal 2009 to correct an error related to the power solutions segment. Please tell us the nature of this error, specifically the period(s) that the error related to and how you determined that a restatement to correct the error was not necessary. Please provide us with a SAB 99 materiality analysis for those periods impacted.

Note 6. Goodwill and Other Intangible Assets, page 59

3. You performed interim impairment tests of goodwill for certain segments in the quarters ending March 31, 2009, and December 31, 2008. In future filings, for each reporting unit with material goodwill that is at risk of failing step one of the impairment test, please disclose the following:
    * the percentage by which fair value exceeded carrying value as of the most recent step-one test,
    * the amount of goodwill allocated to the unit,
    * a description of the key assumptions that drive fair value, and
    * a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Note 16. Restructuring Costs, page 76

4. With regard to the $230 million of restructuring charges and the $156 million of impairment charges recorded in 2009, tell us how you have presented these items in your income statement and statement of cash flows. In this regard, it appears the $46 million fixed asset impairment included in note 16 is included in the restructuring cost line item on the income statement, however it is unclear where the remaining impairment charges are recorded. On your statement of cash flows, it is unclear where you have classified the restructuring costs and how you calculated the change in the restructuring reserve.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief